RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000

Louisville, KY 40223

October 20, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

RadTek, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 6, 2014

File No. 333-195548

Certain Relationships and Related Transactions, page 40

1.

We note your disclosure on pages 31 and 71 with respect to loans and advances from related parties. Please revise your disclosure here to provide the information required by Item 404 of Regulation S-K.

The disclosure has been revised as follows to provide the information required by Item 404 of Regulation S-K.

The registrant, on an as need basis, borrows funds from Kwang Hyun Kim, our chief executive officer.  The borrowings are unsecured and repayment is made at the registrant’s discretion.  The borrowings do not have a set repayment period, and are due on request.  The borrowings do not bear an interest rate.  Total borrowing as of June 30, 2014 and December 31, 2013 were $310,733 and $249,298 respectively.  As of the date of this prospectus, the registrant has received total borrowings of $310,733 from Mr. Kim.  No amounts have been repaid.

The company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kwang Hyun Kim

Kwang Hyun Kim

Chief Executive Officer

RadTek, Inc.